UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

ROLFE ENTERPRISES, INC.

(Exact name of registrant as
specified in its corporate charter)

Florida (State of Incorporation)	0-49999 (Commission File No.)	13-4025362 (IRS Employer Identification No.)

3229 Wentwood Drive, Suite 200,
Dallas, Texas 75225

(Address of principal executive offices)

(972) 943-4185
(Registrant's telephone number)

______________________________________________________________________________________

ROLFE ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about December 18, 2003 to the holders of shares of common stock, par value $.001 per share (the "Common Stock"), of Rolfe Enterprises, Inc., a Florida corporation (the "Company"), of record as of December 4, 2003. You are receiving this Information Statement in connection with the Company's consummation of a Merger Agreement and Plan of Reorganization, dated October 10, 2003 (the "Merger Agreement"), entered into by and among the Company, BBG Acquisition Subsidiary, Inc., a Texas corporation and wholly-owned subsidiary of the Company (the "Merger Sub"), Mid-Continental Securities Corp., an Illinois corporation, and BidGive Group, LLC, a Texas limited liability company ("BidGive"). Pursuant to the Merger Agreement, effective as of December 4, 2003, BidGive was merged (the "Merger") with and into the Merger Sub with the Merger Sub surviving the Merger, and each 1% membership interest in BidGive which was issued and outstanding immediately prior to the effective time of the Merger was converted into 57,446 shares of the Company's Common Stock. As a result of the Merger, the former members of BidGive became the holders of 92.5% of the issued and outstanding Common Stock effective as of December 4, 2003.

Also pursuant to the Merger Agreement, and as of December 4, 2003, Joseph H. Dowling resigned as President of the Company but currently continues to serve as a Director of the Company, Frank Pioppi resigned as Secretary of the Company but currently continues to serve as a Director of the Company, and James P. Walker, Jr. became President and Secretary of the Company. Pursuant to the Merger Agreement, Mr. Walker will be appointed to the Board of Directors and Mr. Dowling and Mr. Pioppi will resign as Directors each effective 10 days after transmittal of this Information Statement to the shareholders of the Company.

Also, pursuant to the closing conditions of the Merger Agreement, effective as of October 27, 2003, the Articles of Incorporation of the Company were amended to effect a 1 for 25 reverse stock split of the Company's Common Stock.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company

As of December 4, 2003, there were 6,210,380 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company issued and outstanding is the Common Stock. As a result of the Merger, the former members of BidGive became the holders of 92.5% of the issued and outstanding Common Stock effective as of December 4, 2003.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 4, 2003, certain information with respect to the Common Stock beneficially owned by (i) each Director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the Common Stock; and (iii) all Directors and executive officers as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mid-Continental Securities Corp. 5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103	365,100	5.9%
Joseph H. Dowling, Director (1) 5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103	0	0.0%
Frank Pioppi, Director (1) (2) 4 Cliff Avenue Winthrop, MA 02152	388,700	6.3%
James P. Walker, Jr., President, Secretary and nominee to the Board of Directors (1) 3229 Wentwood Drive, Suite 200 Dallas, Texas 75225	1,470,625	23.7%
Michael Jacobson 3229 Wentwood Drive, Suite 200 Dallas, Texas 75225	1,470,625	23.7%
Ron Gardner 3229 Wentwood Drive, Suite 200 Dallas, Texas 75225	588,250	9.5%
Robert Schneiderman 843 Persimmon Lane Langhorne, PA 19047	367,656	5.9%

All Directors and executive officers (3 persons)	1,859,325	30.0%

(1) The person listed is an officer, Director and/or nominee to the Board of Directors of the Company.

(2) Includes the 365,100 shares of Common Stock owned by Mid-Continental Securities Corp. Frank Pioppi is the Chairman of Mid-Continental Securities Corp., and is deemed by that company to be the beneficial owner of 100% of Mid-Continental's shares in the Company.

Directors and Executive Officers

The following sets forth the names and ages of the current Directors, nominees to the Board of Directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The executive officers are elected annually by the Board of Directors. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. The Company anticipates establishing such committees in the near future. During the fiscal year ended December 31, 2002, the Board of Directors held no formal meetings but took action once by unanimous written consent. There are no family relationships among any of the Directors, nominees or executive officers.

Name	Age	Positions held and tenure

Joseph H. Dowling	73	Director since May 1999

Frank Pioppi	43	Director since June 2002

James P. Walker, Jr.	43	President and Secretary since December 4, 2003 and nominee to the Board of Directors

Joseph H. Dowling, age 73, has served as a Director of the Company since May 1999. Mr. Dowling has been president and director of Insurance Capital Corporation since 1978. He began his insurance career as an actuary in 1948. From 1948-1965 (excluding military service), he worked with major insurance corporations. From 1965-1992 he worked as a security analyst and investment banker specializing in insurance and related financial service industry matters primarily in the analysis of insurance companies, mergers and acquisitions for such firms as Dean Witter, Drexel Burnham Lambert, and Kuhn, Loeb and Co. He has been a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Frank Pioppi, age 43, has served as a Director of the Company since June 2002. Mr. Pioppi resides in Winthrop, Massachusetts. He has served as President of Beachfront Pizza Corporation since January of 1981. In 1979, Mr. Pioppi received an associate's degree in political science from the University of Massachusetts.

James P. Walker, Jr., age 43, has served as the President and Secretary of the Company since December 4, 2003. Mr. Walker has eighteen years experience with large and small companies as a senior executive and senior legal counsel, and is a licensed attorney. He was with J.C. Penney Company from 1989-1996 before being brought in as COO/General Counsel with Benchmark Environmental Consultants from 1996-1999 to restructure and manage operations. Mr. Walker was recruited by Technology Business Partners as CEO in 1999 to create and launch a technical consulting/staff augmentation company; and was then brought on by the founders and seed investors of BidGive in December 2001 to move the company from test mode to full expanded operations, and to raise operating capital. He is a graduate of Texas Tech University (BA `82) and Law School (JD `85). Mr. Walker currently serves on the board of directors of B/G Publishing, Inc.

Certain Relationships and Related Transactions

None.

Executive Compensation

No officer or Director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its Directors, officers or other employees.

The Company anticipates that it will pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, Directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company's Directors have each filed an Annual Statement of Changes in Beneficial Ownership on Form 5. Mr. Walker, the Company's President and Secretary, and one additional shareholder of the Company who acquired more than 10% of the Company's Common Stock as of December 4, 2003, filed their initial reports of ownership on Form 3 on December 11, 2003.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

Dated: December 18, 2003
By Order of the Board of Directors	ROLFE ENTERPRISES, INC.
By: /s/ James P. Walker, Jr. Name: James P. Walker, Jr. Title: President and Secretary